Exhibit 99.2

Certain Information Relating to the Separately Filing Persons (1)

Name	Address of Principal Office	Beneficial Ownership through HOFV (shares) (2)	Beneficial Ownership not through HOFV (shares)	Total Beneficial Ownership (shares)
HOF Village, LLC (“HOFV”)	2626 Fulton Drive NW Canton, OH 44718	18,485,230	0	18,485,230
National Football Museum, Inc. d/b/a Pro Football Hall of Fame (“PFHOF”)	2121 George Halas Dr. NW Canton, OH 44708	2,629,871	3,679,850	6,309,721
James Dolan and Gordon Pointe Management LLC	780 Fifth Avenue South Naples, FL 34102	0	5,136,643	5,136,643

(1)	See the Schedule 13D or Schedule 13G (or an amendment thereto, to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Person has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Person. Such separate filings include, or will include, information regarding such Separately Filing Person’s jurisdiction of organization, principal business, and other information required by Section 13(d) and its implementing rules.
(2)	The shares reported in this column for HOFV are the same shares as those reported for IRG Canton Village Manager and IRG Canton Village Member, and also constitute a portion of the shares reported for Lichter. The shares reported in this column for PFHOF are a portion of the same shares reported by HOFV, based on PFHOF’s right to vote a portion of those shares.